                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.    )*


                          SkyTel Communications, Inc.

                               (Name of Issuer)

                                 Common Stock

                        (Title of Class of Securities)

                                   607406105

                                (CUSIP Number)


                            Robert A. Eshelman, Esq.
                             Microsoft Corporation
                               One Microsoft Way
                               Redmond, WA  98052
                                 (425) 936-7520


         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 May 14, 1998

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------------------------------------------------------------------
CUSIP No.:  607406105
---------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
             Microsoft Corporation
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             91-1144442
---------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                           (a) [  ]
                                                                                     (b) [  ]
---------------------------------------------------------------------------------------------------
3         SEC USE ONLY
---------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             WC
---------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
          2(e)  [   ]
---------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
             State of Washington
---------------------------------------------------------------------------------------------------
                                               7    SOLE VOTING POWER
                                                    3,403,600
                                               ----------------------------------------------------
          NUMBER OF SHARES                     8    SHARED VOTING POWER
            BENEFICIALLY                            -0-
              OWNED BY                         ----------------------------------------------------
                EACH                           9    SOLE DISPOSITIVE POWER
              REPORTING                             3,403,600
               PERSON                          ----------------------------------------------------
                WITH                           10   SHARED DISPOSITIVE POWER
                                                    -0-
---------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             3,403,600
---------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
---------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.7%
---------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
             CO
---------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer
         -------------------

       This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of SkyTel Communications, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 200 South Lamar Street, Mtel Centre, Jackson, Mississippi 39201.

Item 2.  Identity and Background
         -----------------------

       This statement is being filed by Microsoft Corporation, a Washington corporation. Microsoft develops, manufactures, licenses, and supports a wide range of software products, including scalable operating systems for intelligent devices, personal computers (PCs) and servers; server applications for client/server environments; business and consumer productivity applications; software development tools; and Internet and intranet software and technologies. Microsoft's interactive efforts include entertainment and information software programs, MSN(TM), the Microsoft Network online service; Internet-based services; and alliances with companies involved with other forms of digital interactivity. Microsoft also sells personal computer input devices and books, and researches and develops advanced technologies for future software products. Microsoft's corporate headquarters is located at One Microsoft Way, Redmond, Washington 98052.

       Microsoft has not during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       The names, business addresses and principal businesses of each of the directors and executive officers of Microsoft are set forth on Schedule I hereto and incorporated by reference herein.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

       Microsoft acquired 1,755,000 shares of Common Stock on July 19, 1995 in exchange for 1,500 shares of Class A Common Stock of Destineer Corporation which it had purchased in 1994 for $30,000,000. Microsoft acquired 1,648,600 shares of Common Stock on May 14, 1998 upon the conversion of 25,000 shares of Series A 7.5% Cumulative Convertible Accruable Pay-In-Kind Preferred Stock which it had purchased in 1996 for $25,000,000.

       The source of Microsoft's payment of the purchase price was its working capital. Microsoft did not purchase any of the Common Stock with borrowed funds.

Item 4.  Purpose of Transaction
         ----------------------

       Microsoft acquired the Common Stock for investment purposes. Microsoft will continue to evaluate its ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; (iii) acquiring additional shares of common stock in the open market or in privately-negotiated transactions; or (iv) entering into short sales or other hedging transactions with respect to the Common Stock. Microsoft has not as yet determined which of the courses of action specified in this paragraph it may ultimately take. Microsoft's future actions with regard to this investment are dependent on its evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Issuer's Common Stock and the Issuer's prospects.

       The Issuer and Microsoft have entered into an Amended and Restated Stockholder Agreement dated March 29, 1996 (the "Agreement"). The Agreement provides that, prior to March 29, 2001, Microsoft will not acquire more than 10% of the voting securities of the Issuer without the approval of the Issuer's board of directors. In addition, prior to March 29, 2001, Microsoft agreed not to (i) solicit proxies or participate in any proxy solicitation; (ii) submit a proposal for consideration at or take other steps involving stockholders meetings of the Issuer; (iii) participate in any group that owns the Issuer's voting securities; (iv) deposit its shares into a voting trust or subject them to a voting agreement; (v) propose any form of merger, tender offer, exchange offer or other business transaction with the Issuer, or act alone or with any group in seeking to control or influence the management, board of directors, policies or affairs of the Issuer; (vi) communicate with the Issuer's stockholders or others regarding the management, board of directors, control, policies or affairs of the Issuer; or (vii) propose or disclose an intent to propose, any of the foregoing unless the Issuer invites such offer or proposal. In addition, Microsoft has agreed not to sell more than 1% of the Issuer's shares (on a fully-diluted basis) to any other person or entity operating in the telecommunications industry.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

       (a) As of December 31, 1998, Microsoft beneficially owns 3,403,600 shares of the Common Stock, which represents approximately 5.7% of the shares of Common Stock currently issued and outstanding.

       (b) As of December 31, 1998, Microsoft has sole power to vote or direct the vote and dispose or direct the disposition of 3,403,600 shares.

       (c)  None.

       (d)  Not applicable.

       (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

       Except as described in Item 4, Microsoft has no contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits
         ---------------------------------

       1.1 Amended and Restated Stockholder Agreement dated as of March 29, 1996 by and between the Issuer and Microsoft Corporation.

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                       MICROSOFT CORPORATION


                                       By /s/ ROBERT A. ESHELMAN
                                         ------------------------------
                                       Name:  Robert A. Eshelman
                                       Title: Assistant Secretary


January 6, 1999

                                   EXHIBITS

       EXHIBIT 1.1 Amended and Restated Stockholder Agreement dated as of March 29, 1996 by and between the Issuer and Microsoft Corporation. (Incorporated by reference from the Issuer's Quarterly Report on Form 10-Q for the period ending March 31, 1996.)

                          SCHEDULE I TO SCHEDULE 13D

     Following is a list of each executive officer and director of Microsoft setting forth the business address and present principal employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below are citizens of the United States of America (unless otherwise noted beneath their names) and have not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are or were subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                                                        Principal Employment and
        Name             Position with Microsoft            Business Address

--------------------------------------------------------------------------------------
William H. Gates III     Chief Executive Officer;       Microsoft Corporation
                         Director                       One Microsoft Way
                                                        Redmond, WA  98052
--------------------------------------------------------------------------------------
Steven A. Ballmer        President                      Microsoft Corporation
                                                        One Microsoft Way
                                                        Redmond, WA  98052
--------------------------------------------------------------------------------------
Robert J. Herbold        Executive Vice President,      Microsoft Corporation
                         Chief Operating Officer        One Microsoft Way
                                                        Redmond, WA  98052
--------------------------------------------------------------------------------------
Paul A. Maritz           Group Vice President,          Microsoft Corporation
                         Platforms and Applications     One Microsoft Way
                                                        Redmond, WA  98052
--------------------------------------------------------------------------------------
Nathan P. Myhrvold       Group Vice President; Chief    Microsoft Corporation
                         Technology Officer             One Microsoft Way
                                                        Redmond, WA  98052
--------------------------------------------------------------------------------------
Jeffrey S. Raikes        Group Vice President, Sales    Microsoft Corporation
                         and Support                    One Microsoft Way
                                                        Redmond, WA  98052
--------------------------------------------------------------------------------------
James E. Allchin         Senior Vice President,         Microsoft Corporation
                         Personal and Business          One Microsoft Way
                         Systems Division               Redmond, WA  98052
--------------------------------------------------------------------------------------
Orlando Ayala Lozano     Senior Vice President,         Microsoft Corporation
(citizen of Columbia)    South Pacific and Americas     One Microsoft Way
                         Region                         Redmond, WA  98052
--------------------------------------------------------------------------------------
Joachim Kempin           Senior Vice President, OEM,    Microsoft Corporation
(citizen of Germany)     Internet Customer Unit,        One Microsoft Way
                         Embedded Systems               Redmond, WA  98052
--------------------------------------------------------------------------------------
Michel Lacombe           Senior Vice President,         Microsoft Corporation
(citizen of France)      Europe, Middle East, and       One Microsoft Way
                         Africa Region; President,      Redmond, WA  98052
                         Microsoft Europe
--------------------------------------------------------------------------------------
Robert L. Muglia         Senior Vice President,         Microsoft Corporation
                         Applications and Tools         One Microsoft Way
                         Division                       Redmond, WA  98052
--------------------------------------------------------------------------------------
Craig Mundie             Senior Vice President,         Microsoft Corporation
                         Consumer Strategy              One Microsoft Way
                                                        Redmond, WA  98052
--------------------------------------------------------------------------------------

                                                        Principal Employment and
        Name             Position with Microsoft            Business Address
-----------------------------------------------------------------------------------
William H. Neukom        Senior Vice President, Law     Microsoft Corporation
                         & Corporate Affairs;           One Microsoft Way
                         Secretary                      Redmond, WA  98052
-----------------------------------------------------------------------------------
Bernard P. Vergnes       Senior Vice President,         Microsoft Corporation
(citizen of France)      Microsoft; Chairman,           One Microsoft Way
                         Microsoft Europe               Redmond, WA  98052
-----------------------------------------------------------------------------------
Gregory B. Maffei        Vice President; Chief          Microsoft Corporation
                         Financial Officer              One Microsoft Way
                                                        Redmond, WA  98052
-----------------------------------------------------------------------------------
Paul G. Allen            Director                       President, Vulcan Northwest
                                                        Inc. and Vulcan Ventures
                                                        Inc.; Private Investor
                                                        110 110th Ave NE
                                                        Suite 530
                                                        Bellevue, WA  98004
-----------------------------------------------------------------------------------
Jill E. Barad            Director                       President & CEO
                                                        Mattel, Inc.
                                                        333 Continental Blvd.
                                                        El Segundo, CA  90245
-----------------------------------------------------------------------------------
Richard A. Hackborn      Director                       Retired
                                                        Microsoft Corporation
                                                        One Microsoft Way
                                                        Redmond, WA  98052
-----------------------------------------------------------------------------------
David F. Marquardt       Director                       General Partner, Technology
                                                        Venture Investors and
                                                        August Capital
                                                        2480 Sand Hill Road
                                                        Suite 101
                                                        Menlo Park, CA  94025
-----------------------------------------------------------------------------------
Wm. G. Reed, Jr.         Director                       Retired
                                                        1402 Third Ave.
                                                        Suite 1318
                                                        Seattle, WA  98101
-----------------------------------------------------------------------------------
Jon A. Shirley           Director                       Retired
                                                        Microsoft Corporation
                                                        One Microsoft Way
                                                        Redmond, WA  98052
-----------------------------------------------------------------------------------